Exhibit 99.1

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	(Unaudited) As of September 30,
	2024	2024	2024
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,885,666	81,047,102	10,431,712
Accounts receivable, net	14,557,523	13,476,241	1,734,550
Amount due from a director	145,166	–	–
Merchandise inventories, net	1,855,686	1,135,068	146,096
Taxes receivables	395,005	104,085	13,397
Prepayments	5,000	5,000	644
TOTAL CURRENT ASSETS	52,844,046	95,767,496	12,326,399

NON-CURRENT ASSETS
Property and equipment, net	–	–	–
Deferred initial public offering costs	5,252,768	–	–
Long-term deposits	16,200	16,200	2,085
TOTAL NON-CURRENT ASSETS	5,268,968	16,200	2,085
TOTAL ASSETS	58,113,014	95,783,696	12,328,484

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	732,340	1,098,929	141,445
Accounts payable - related party	24,278,340	20,418,181	2,628,059
Accruals	1,018,618	920,901	118,531
Contract liabilities	1,008,415	-	-
TOTAL CURRENT LIABILITIES	27,037,713	22,438,011	2,888,035

TOTAL LIABILITIES	27,037,713	22,438,011	2,888,035
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00000625 par value, 8,000,000,000 Ordinary Shares authorized, 16,000,000 shares and 17,613,083 shares issued and outstanding as of March 31, 2024 and September 30, 2024, respectively(1)	783	862	110
Additional paid-in capital	99,217	37,717,487	4,854,683
Retained earnings	30,975,301	35,627,336	4,585,656
TOTAL SHAREHOLDERS’ EQUITY	31,075,301	73,345,685	9,440,449
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,113,014	95,783,696	12,328,484

(1)	1,500,000 ordinary shares were issued on May 15, 2024, and 113,083 ordinary shares were issued on July 5, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	(Unaudited) For the Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
REVENUE
Sales of products	26,011,185	42,101,829	5,418,999
Sales of tooling	7,006,014	1,147,077	147,642
	33,017,199	43,248,906	5,566,641

OPERATING EXPENSES
Merchandise costs	(24,305,564)	(34,100,724)	(4,389,163)
Selling, general and administrative expenses	(1,751,531)	(5,229,459)	(673,093)
Total operating expenses	(26,057,095)	(39,330,183)	(5,062,256)

INCOME FROM OPERATIONS	6,960,104	3,918,723	504,385

OTHER INCOME (EXPENSE)
Interest income	615,405	1,431,474	184,248
Interest expense	(1,657)	–	–
Loss from foreign currency exchange	(16,334)	(407,242)	(52,417)
Total other income, net	597,414	1,024,232	131,831
INCOME BEFORE INCOME TAX PROVISION	7,557,518	4,942,955	636,216
PROVISION FOR INCOME TAXES	(1,139,449)	(290,920)	(37,445)
NET INCOME	6,418,069	4,652,035	598,771

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted(1)	16,000,000	17,184,908	17,184,908
EARNINGS PER SHARE
Basic and diluted	0.40	0.27	0.03

(1)	1,500,000 ordinary shares were issued on May 15, 2024, and 113,083 ordinary shares were issued on July 5, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional		Total
	No. of Shares(1)	Par Value	Paid-in Capital	Retained Earnings	Shareholders’ Equity
		HKD	HKD	HKD	HKD
For the six months ended September 30, 2023:
BALANCE, March 31, 2023	16,000,000	783	99,217	21,038,507	21,138,507
Net income	–	–	–	6,418,069	6,418,069
BALANCE, September 30, 2023	16,000,000	783	99,217	27,456,576	27,556,576

For the six months ended September 30, 2024:
BALANCE, March 31, 2024	16,000,000	783	99,217	30,975,301	31,075,301
Initial Public Offering of shares	1,613,083	79	37,618,270	–	37,618,349
Net income	–	–	–	4,652,035	4,652,035
BALANCE, September 30, 2024	17,613,083	862	37,717,487	35,627,336	73,345,685
BALANCE, September 30, 2024 (US$)		110	4,854,683	4,585,656	9,440,449

(1)	1,500,000 ordinary shares were issued on May 15, 2024, and 113,083 ordinary shares were issued on July 5, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAYTECH HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited) For the Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Cash flows from operating activities
Net income	6,418,069	4,652,035	598,771
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	2,928	-	-
Amortization of right-of-use asset	51,286	-	-
Loss from unrealized foreign currency translation	17,918	406,530	52,325
Changes in operating assets and liabilities
Accounts receivable, net	(654,485)	978,597	125,957
Merchandise inventories, net	(681,683)	720,618	92,752
Prepayments	54,000	-	-
Accounts payable	(150,807)	372,876	47,994
Accounts payable - related party	12,178,316	(3,694,385)	(475,511)
Accruals	(203,832)	(97,717)	(12,577)
Contract liabilities	(1,705,854)	(1,008,415)	(129,795)
Operating lease obligation	(52,344)	-	-
Taxes receivables	-	290,920	37,445
Taxes payables	1,139,449	-	-
Net cash provided by operating activities	16,412,961	2,621,059	337,361
Cash flows from investing activities
Repayment of amount due from a director	210,702	145,166	18,684
Net cash provided by investing activities	210,702	145,166	18,684
Cash flows from financing activities
Proceed from Initial Public Offering of shares	-	42,772,241	5,505,289
Deferred initial public offering cost	(257,702)	-	-
Net cash (used in)/from financing activities	(257,702)	42,772,241	5,505,289
Change in cash	16,365,961	45,538,466	5,861,334
Effect of foreign exchange on cash	35,039	(377,030)	(48,528)
Cash at the beginning of the period	21,362,580	35,885,666	4,618,906
Cash at the end of the period	37,763,580	81,047,102	10,431,712

Supplementary cash flow information
Cash paid for income tax	–	–	–
Cash paid for interest expense	–	–	–

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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